Exhibit 99.2

Raytech Holding Limited Announces Official Name Change to “Atlas Trinity Tech Limited” and New Ticker Symbol “ATTT” Effective September 10, 2026

HONG KONG, September 9, 2026 — Raytech Holding Limited (the “Company”) (Nasdaq: RAY) today announced that at the opening of trading on September 10, 2026, the ordinary shares of the Company will begin trading on the Nasdaq Capital Market under the new name “Atlas Trinity Tech Limited” and new ticker symbol “ATTT.”

In connection with the name change and ticker symbol change, no action is required from the Company’s current shareholders, and the Company’s CUSIP number will remain the same.

Historical trading data of the Company’s ordinary shares prior to September 10, 2026 may not yet be available on certain third-party websites and apps when searching for “Atlas Trinity Tech Limited” and/or “ATTT,” in which case such data may temporarily be found under “Raytech Holding Limited” and/or “RAY.”

About Raytech Holding Limited

Raytech Holding Limited (Nasdaq:RAY) is a Hong Kong-based holding company with over 10 years of experience in the personal care electrical appliance industry. The Company operates three businesses through its operating subsidiaries in Hong Kong: (i) the sourcing and wholesaling of personal care electrical appliances for international brand owners, ranging from hair styling, trimmer, eyelash curler, and nail care to other body and facial care appliances, conducted by Pure Beauty Manufacturing Company Limited; (ii) the provision of product design and development services and project advisory services in relation to personal health care electronics, conducted by Raytech Innovation Limited; and (iii) the provision of marketing solutions services, conducted by Worry free Group (Hong Kong) Limited.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed on July 31, 2026 with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Media and Investor Relations Contact:

International Elite Capital

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: annabelle@iecapitalusa.com